Exhibit 99.3

SRX HEALTH SOLUTIONS, INC.

AMENDMENT NO. 2 TO

AMENDED AND RESTATED 2019 INCENTIVE AWARD PLAN

This Amendment No. 2 (this “Amendment”) to the Better Choice Company Inc. Amended and Restated 2019 Incentive Award Plan (the “Plan”) is made effective as of June 17, 2026. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Plan.

1. The Plan is amended to increase the number of Shares reserved for issuance under the Plan from 2,521,634 Shares to 10% of the Shares outstanding (on an as-converted basis) at the time of determination (but not lower than 3,432,915).

2. This Amendment shall be effective as of the date set forth above.

3. In all other respects, the Plan is hereby ratified and confirmed.

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Approved by the Board of Directors: December 10, 2025

Approved by the Stockholders: December 16, 2025